SCHEDULE 13G

Amendment No. 0
Agilent Technologies Incorporated
common stock
Cusip # 00846U101

Cusip # 00846U101
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	12,521,757
Item 6:	0
Item 7:	45,584,152
Item 8:	0
Item 9:	45,584,152
Item 11:	10.078%
Item 12:	    HC

Cusip # 00846U101
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	45,584,152
Item 8:	0
Item 9:	45,584,152
Item 11:	10.078%
Item 12:	IN

Cusip # 00846U101
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	45,584,152
Item 8:	None
Item 9:	45,584,152
Item 11:	10.078%
Item 12:	    IN


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Agilent Technologies Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		395